U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):
☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
  For Period Ended:       March 31, 2006
  ☐ Transition Report on Form 10-K
  ☐ Transition Report on Form 20-F
  ☐ Transition Report on Form 11-K
  ☐ Transition Report on Form 10-Q
  ☐ Transition Report on Form N-SAR
   For the Transition Period Ended:
   Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I—REGISTRANT INFORMATION
Full Name of Registrant:     Cardiogenesis Corporation
(Name of Registrant as specified in charter)
   Former Name if Applicable:

26632 Towne Centre Drive, Suite 320 Address of Principal Executive Office (Street and Number)

Foothill Ranch, California 92610 City, State and Zip Code

PART II—RULES 12B-25(b) AND (c)
PART III— NARRATIVE
PART IV — OTHER INFORMATION

PART II—RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III— NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period:
     Cardiogenesis Corporation (the “Company”) is unable to file timely its quarterly report on Form 10-Q for the quarter ended March 31, 2006 because the Company has not completed the preparation of its financial statements for such quarter pending resolution of issues raised in a comment letter from the Securities and Exchange Commission (the “Commission”).
     As previously disclosed, by letter dated June 14, 2005 and subsequent correspondence between the Company and the Commission, the Commission inquired as to the Company’s accounting policies relating to revenue recognition for its loaned laser program and, in particular, whether the lease accounting should apply to such program. While the Company believes that its current accounting policy for the laser program is appropriate, the Company cannot be certain that the Commission will not require the Company to change its accounting methods for the program.
     As a result of the foregoing, the Company has concluded that the completion of the financial statements for the first quarter of fiscal 2006 and the filing of its quarterly report on Form 10-Q for the first quarter of fiscal 2006 should await the conclusion of the Company’s discussions with the Commission regarding accounting matters. The completion of such ongoing work could result in adjustments of previously issued financial statements and such adjustments could, individually or in the aggregate, be material.

     The Company is unable to predict the timing of the resolution of any outstanding issues arising out of the Commission’s comment letter. To the extent the Company is unable to resolve any outstanding issues with the Commission relating to the issues raised in the comment letter, the Company will not able to file its quarterly report on Form 10-Q by May 22, 2006. The Company intends to file the report at the earliest practicable date.
PART IV — OTHER INFORMATION
   (1) Name and telephone number of person to contact in regard to this notification

Michael Quinn		(714) 649-5050

(Name)	(Area Code)	(Telephone Number)
   (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
   ☐ Yes       ☑ No
The Company has failed to file its annual report on Form 10-K for fiscal 2005.
   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
   ☑ Yes       ☐ No
   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See explanation contained in Part III above.

Cardiogenesis Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date May 15, 2006

By	/s/ Michael Quinn
Michael Quinn,
President and Chief Executive Officer